UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **June 29, 2009**

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2030 Donahue Ferry Road
Pineville, Louisiana**   **71360-5226**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

CLECO POWER LLC
(Exact name of registrant as specified in its charter)

Louisiana	**1-05663**	**72-0244480**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2030 Donahue Ferry Road
Pineville, Louisiana**   **71360-5226**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 29, 2009, the Board of Directors of Cleco Corporation (the "Company") elected Peter M. Scott III as a director of the Company effective July 1, 2009, and the Board of Managers of Cleco Power LLC ("Cleco Power") elected Mr. Scott as a member of the Board of Managers of Cleco Power effective July 1, 2009. Mr. Scott will serve as a member of the Company's Audit Committee and Compensation Committee. Mr. Scott, who is retired, served as executive vice president and chief financial officer of Progress Energy, Inc. from 2000 to 2004 and from 2005 to 2008. He also served as president and chief executive officer of Progress Energy Service Company, LLC from 2004 to September 1, 2008. Progress Energy is a publicly held Fortune 500 energy company headquartered in Raleigh, North Carolina. Mr. Scott, who is 59 years old, will be a Class II director of the Company whose term of office will expire at the Company's 2011 annual meeting of shareholders. The Company will provide Mr. Scott with the standard compensatory and other agreements and arrangements that the Company provides to its non-employee directors. For information regarding such compensatory and other agreements and arrangements, please read "Director Compensation" in the Company's Proxy Statement relating to its 2009 annual meeting of shareholders, which Proxy Statement was filed with the Securities and Exchange Commission on March 12, 2009, and which section is incorporated by reference herein.

Item 5.03   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Effective July 1, 2009, and in connection with the election of Mr. Scott, the Board of Directors of the Company amended the Company's Bylaws to increase the number of directors serving on the board to eleven. Similarly, the Board of Managers of Cleco Power amended the Operating Agreement of Cleco Power, effective July 1, 2009, to change the number of managers serving on the board to eleven. Prior to these amendments, the Company's Bylaws provided for ten directors to serve on its board and Cleco Power's Operating Agreement provided for ten members to serve on its board. The text of the amendment to the Company's Bylaws is filed as exhibit 3.1 to this Current Report and the text of the amendment to Cleco Power's Operating Agreement is filed as exhibit 3.2 to this Current Report.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits.

The following exhibits are filed herewith:

3.1   Text of the Amendment to the Bylaws of Cleco Corporation.

3.2   Text of the Amendment to the Operating Agreement of Cleco Power LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: July 1, 2009   By: /s/ R. Russell Davis
                                      R. Russell Davis
                                      Vice President - Investor Relations &
                                      Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO POWER LLC

Date: July 1, 2009   By: /s/ R. Russell Davis
                                      R. Russell Davis
                                      Vice President - Investor Relations &
                                      Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Text of the Amendment to the Bylaws of Cleco Corporation.
3.2	Text of the Amendment to the Operating Agreement of Cleco Power LLC.